Exhibit 1.1
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT is dated May     , 2009 (this “Agreement”), between the undersigned investor (“Investor”) and Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), whereby the parties agree as follows:
1. The Investor shall buy and the Company agrees to issue and sell ([          ]) shares of the Company’s Common Stock, $0.001 par value per share (the “Shares”) for the per-share price of $[          ].
2. Registration. The Shares have been registered on a registration statement on Form S-3, File No. 333-150260 (the “Registration Statement”), which has been declared effective by the Securities and Exchange Commission (“SEC”), and remains effective as of the date hereof. A final Prospectus Supplement will be delivered as required by law. The Shares are free of restrictive legends and are free of any resale restrictions.
3. Delivery of Shares. The Company shall cause its transfer agent to transmit the Shares to the Investor via either of the methods chosen below by the Investor by issuing either a stock certificate to the Investor evidencing the number of shares purchased by the Investor or by utilizing the Deposit/Withdrawal at Custodian (“DWAC”) system to electronically transmit the shares to the Investor under this Stock Purchase Agreement.
4. Lock-Up Period.
     a. The Investor agrees that, during the period beginning on the date hereof and continuing to and including the date ninety (90) days after the date of the final prospectus supplement (the "Lock-Up Period”) covering the offering of the Shares, the Investor will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of the Shares.
     b. The foregoing restriction is expressly agreed to preclude the Investor from engaging in any hedging or other transaction which is designed to or reasonably expected to lead up to, or result in, a sale or disposition of the Shares even if such shares would be disposed of by someone other than the Investor. Such prohibited hedging or other transactions would include without limitation any short sale (whether or not against the box) or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.
5. Permitted Transfers. Notwithstanding the foregoing, the Investor may transfer the Shares:
     a. as a bona fide gift or gifts, or by will or intestacy, provided that the transferee or transferees thereof agree to be bound by the restrictions set forth herein; or
     b. to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value.
     For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

SIGNATURES
IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SPECTRUM PHARMACEUTICALS, INC.		INVESTOR

By:		By:

	Name:	Name:

Title:

I choose to receive my shares in electronic form: ☐

Name of Brokerage Account:

Telephone Number of Brokerage Account:

DTC Number Associated with Brokerage Account:

Brokerage Account Number:

Exact Name(s) Associated with the Brokerage Account:

I Choose to receive my purchased Shares in certificated form ☐

Delivery Address of Investor: